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                                                                    Exhibit 2(b)

                             FIRST AMENDMENT TO THE
                            STOCK PURCHASE AGREEMENT

            First Amendment, dated as of March 27, 1997 (the "First Amendment"), to the Stock Purchase Agreement (the "Stock Purchase Agreement"), dated as of March 12, 1997, between Johnson & Higgins, a New Jersey corporation (the "Company"), the stockholders of the Company listed on Annex A to the Stock Purchase Agreement (each such stockholder, a "Seller") and Marsh & McLennan Companies, Inc., a Delaware corporation ("Buyer," and together with the Company and Sellers, the "Parties").

            WHEREAS, the Parties entered into the Stock Purchase Agreement, providing for the terms of the business combination of the Company and Buyer; and

            WHEREAS, the Parties, in accordance with Section 10.1 to the Stock Purchase Agreement, desire to amend the terms of such agreement;

            NOW, THEREFORE, in consideration of the premises and mutual representations, warranties and covenants contained in the Stock Purchase Agreement, and subject to and on the terms and conditions set forth therein, the Parties agree as follows:

            Section 1. Amendment of Delivery of Stock Consideration Requirement. The final sentence of Section 1.2(b) is amended to read as follows:

     "Notwithstanding the foregoing requirement of delivery of the Stock Consideration at the Closing, if Buyer is unable to deliver certificates representing the Stock Consideration at Closing, the Closing shall occur in any event, and Buyer shall deliver such certificates in accordance with the foregoing as soon as practicable thereafter, but not later than April 9, 1997 and no Seller shall have any right of action against Buyer with respect to such delivery occurring after the Closing if made as provided herein."
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            The following sentence is added at the end of Section 1.2(b):

     "Notwithstanding anything in this Section 1.2(b) and the Retiree Agreements, Buyer shall wire transfer the Cash Consideration payable to the Sellers and Retirees, respectively, at the Closing, net of any amounts payable by the Company with respect to Taxes (including withholding, unemployment, social security, and other Taxes) in amounts agreed upon by the Company and Buyer before the Closing (which amounts Buyer would be responsible for paying to the relevant authorities), to an account designated by the Sellers' Committee, and the Sellers' Committee shall be responsible for paying to each such Seller or Retiree, the amount due to such Seller or Retiree.

            Section 2. Amendment of Appointment of Directors and Officers of Insurance Brokerage Holding Company. The second, third and fourth sentences of
Section 6.5(b)(iii) are amended to read as follows:

     "Buyer shall cause the board of directors and executive officers of the Insurance Brokerage Holding Company to consist of Persons whose identity and positions shall be determined, in accordance with this Section 6.5(b)(iii), by Buyer and the Sellers' Committee in consultation and cooperation with one another. Such directors and executive officers shall be employees of the Company or Buyer at the Closing Time. Such directors and executive officers and their positions shall be set forth on Annex B hereto, which Annex shall be prepared before April 30, 1997 and be subject to the approval of the Executive Committee of the Board of Directors of Buyer (which Buyer shall seek to obtain promptly following the preparation of such schedules) and such Annex will be initialled by Buyer, the Company and the Sellers' Committee."

            Section 3. Amendment of Employee Award Agreements. The fourth, fifth, sixth and seventh sentences of Section 6.5(c)(ii) are amended to read as follows:


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     "The Company and Buyer will use their respective best efforts to reach a good faith agreement as to the names and other items to be specified in Annex C as soon as practicable after the Closing but not later than May 31, 1997. A completed version of Annex C setting forth all such agreed upon items shall be added to and made a part of this Agreement not later than such specified date. Any Buyer Common Stock to be specified for an employee in such version of Annex C shall be expressed as a dollar amount, and the number of shares issuable under such employee's Employee Award Agreement shall be determined prior to such specified date by dividing such specified dollar amount by the Closing Stock Price, with any resulting fractional share being Rounded. The number of shares of Buyer Common Stock issuable under each Employee Award Agreement shall be set forth in the amended version of Annex C, which shall be added to and made a part of this Agreement prior to such specified date."

            The following Section 6.5(c)(v) is added to the Stock Purchase
Agreement:

     "(v) All actions to be taken by the Company with respect to Section 6.5(c) shall be taken by the Sellers' Committee."

            Section 4. Amendment to Escrow Agreements. Section 6.14(a) is amended to read as follows:

     "(a) At the Closing, Buyer, Sellers, the Escrow Agent and each Retiree with an effective Retiree Agreement at the Closing shall enter into an escrow agreement substantially in the form of Exhibit D hereto (the "Indemnity Escrow Agreement"). Buyer shall designate the Escrow Agent subject to the Company's approval which shall not be unreasonably withheld. On April 9, 1997, Buyer will deliver an amount equal to ten percent of the Total Purchase Price, consisting of shares of Buyer Common Stock to be funded by Sellers and Retirees with effective Retiree Agreements as of April 2, 1997 or such other date not later than April 8, 1997 as the Sellers' Committee may request (the "Effective Date") as provided below


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     (the "Escrow Fund"), to the Escrow Agent in accordance with the terms of the Indemnity Escrow Agreement to secure certain obligations of the Sellers pursuant to this Agreement. Pursuant to the Indemnity Escrow Agreement, the Escrow Agent shall hold the Escrow Fund for a period of two years following the Closing subject to asserted claims for indemnification. Each Retiree executing a Retiree Agreement shall have appointed the Seller's Committee to act as his or her attorney-in-fact with respect to the matters set forth in the Indemnity Escrow Agreement. Notwithstanding the foregoing, on the first anniversary of the Closing Date, the Escrow Agent shall release to the Sellers' Committee an amount equal to one-half of the Escrow Fund, reduced by any amounts paid to Buyer prior to such anniversary date and any amounts then reserved with respect to any unresolved asserted claims for Damages made by the Buyer Group all as is provided in the Indemnity Escrow Agreement. The Escrow Fund initially will consist of a number of shares of Buyer Common Stock to be contributed ratably by each Seller and each Retiree with an effective Retiree Agreement as of the Effective Date in an amount equal to such Person's proportionate interest (based on the amount to be received by such Person for their Shares or under their Retiree Agreements, as the case may be) in the amount equal to the sum of (x) the Total Purchase Price and (y) the aggregate payments to be received by the Retirees with effective Retiree Agreements as of the Effective Date under such Retiree Agreements. The Sellers' Committee and Buyer will discuss in good faith the appropriateness of including as part of the Escrow Fund a portion of the shares of Buyer Common Stock to be issued to Retirees executing Retiree Agreements after the Effective Date. In respect of the shares placed in the Escrow Fund, the number of shares of Buyer Common Stock deliverable hereunder to each such Seller and Retiree will be reduced by the amount to be delivered to the Escrow Agent as part of the Escrow Fund; provided, that the shares to be delivered into the Escrow Fund on behalf of each such Seller and Retiree shall be drawn first from the shares of such Person that are subject to transfer restrictions under Section 7(a) of the


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     Registration Rights Agreement until the second anniversary of the Closing
     Date and thereafter, as necessary from the shares of such Person that are subject to such resale restrictions until the first anniversary of the Closing Date (with any resulting fractional share being Rounded)."

            Section 5. Amendment to Closing Company Financial Information. The following Section 6.16(d) is added to the Stock Purchase Agreement:

     "(d) For purposes of this Section 6.16, the 'Closing Date' shall be deemed to mean March 31, 1997. For the purposes of this Section 6.16 and Section 6.17, the 'Pre-Closing Period' shall be deemed to mean the period commencing on January 1, 1997 and ending on March 31, 1997."

            Section 6. Amendment to Definition of "Closing Stock Price." The definition of "Closing Stock Price" in Section 11.1 is amended to read as follows:

     "'Closing Stock Price' shall mean the average of the per share closing prices of Buyer Common Stock as reported on the NYSE composite transactions reporting system (as reported in the New York City edition of The Wall Street Journal or, if not reported thereby, another authoritative source) for the five consecutive trading days in such market ending on the first trading day immediately preceding the Closing Date, provided that (i) if such average price shall be more than $129, the Closing Stock Price shall be deemed to be $129, and (ii) if such average price shall be less than $111, the Closing Stock Price shall be deemed to be $111."

            Section 7. Amendment of Share Numbers. Annex A to the Stock Purchase Agreement is amended to read as set forth in Annex A to this Amendment. Section 6.1(b)(v)(A) is amended to read as follows:

            "(A) in the case of the Company, repurchases of up to 33,000 shares of Company Common Stock for cash in an amount not in excess of $10 per share (it being understood that the Company will repur-


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            chase, to the extent available in the case of each Seller from whom the Company elects to repurchase shares, shares which are presently non-dividend bearing, prior to repurchasing shares which are presently dividend bearing) and".

The second and third sentences of Section 2.4(a) are amended as follows:

            "Immediately prior to the Closing, 22,335 shares of Company Common Stock will be issued and outstanding and all such outstanding shares have been duly authorized and are validly issued, fully paid and nonassessable. At the Closing, the Sellers' Shares, in the aggregate, will constitute all the issued and outstanding shares of capital stock of the Company."

The first parenthetical clause in Section 2.6 is amended to read as follows:

            "(including the payment of any dividend, distribution or other amount contemplated by Section 6.17 and any repurchase of shares contemplated by
Section 6.1(b)(v)(A))".

            Section 8. Stock Purchase Agreement as Amended. The term "Agreement" as used in the Stock Purchase Agreement shall be deemed to refer to the Stock Purchase Agreement as amended hereby. The foregoing amendments shall be effective as of the date hereof and, except as set forth herein, the Stock Purchase Agreement shall remain in full force and effect and shall be otherwise unaffected hereby.

            Section 9. Execution in Counterparts. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

            Section 10. GOVERNING LAW. THIS AMENDMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF NEW YORK.


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            IN WITNESS WHEREOF, this Amendment has been signed on behalf of each of the parties hereto as of the date first written above.

                                          JOHNSON & HIGGINS


                                          By:/s/ Gardner M. Mundy
                                             ----------------------------------
                                             Name: Gardner M. Mundy
                                             Title: General Counsel

                                          SELLERS' DESIGNEE


                                          By:/s/ Gardner M. Mundy
                                             ----------------------------------
                                             Name: Gardner M. Mundy

                                          MARSH & MCLENNAN
                                                COMPANIES, INC.


                                          By:/s/ Barry W. Furst
                                             ----------------------------------
                                             Name:  Barry W. Furst
                                             Title: Vice President


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